Exhibit 100.5

Firstrade Securities Chooses NICE Actimize SaaS Anti-Money
Laundering Solutions to Protect Online Investment Platform

NICE Actimize’s AML Essentials cloud solution addresses customer due diligence and transaction monitoring for this leading mobile trading firm

Hoboken, NJ, July 23, 2019 – Leading the industry with solutions protecting mobile and digital financial services offerings, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management, was chosen by Firstrade Securities, a leading online brokerage firm, to establish its financial crime strategy for anti-money laundering protections with capabilities for KYC/CDD requirements, sanctions screening, transaction monitoring, and alerting and case management.

Firstrade Securities will integrate NICE Actimize’s AML Essentials, a software-as-a-service (SaaS) solution created to meet end-to-end anti-money laundering detection requirements, and which provides multiple best-of-breed modules that detect and assess a range of banking activity, across the entire KYC-AML program that include processes for customer due diligence, enhanced due diligence, transaction monitoring, customer and message screening, and Suspicious Activity Reports (SAR) filings.

Rigorously monitoring and reviewing its trade executions, Firstrade Securities works to ensure that customers get the highest quality trade execution. Supporting these objectives, Firstrade wanted its financial crime and anti-money laundering protections to mirror this attention to quality, service and security.

“Firstrade Securities is known for its secure, reliable trading environment, as well as for its speed and agility,” said Jackie Lee, Senior VP, Compliance Officer, Firstrade Securities. “For those reasons, we wanted to ensure that we applied a modern, cloud-based approach to anti-money laundering into our operations that would protect and safeguard our online trading and mobile apps. Leveraging its years of experience in anti-money laundering solutions and applying that knowledge to our unique and innovative trading environment, the NICE Actimize AML Essentials SaaS solution fits our high speed, nimble approach.”

“Known for both its innovations in mobile trading and its customer-first stance, we are proud to have been selected by Firstrade Securities to address their specialized anti-money laundering requirements with our AML Essentials software-as-a-service solution,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize will continue to offer innovative approaches to supporting the newest financial product categories as they continue to grow. We are particularly excited to apply the resources of our AML Essentials offering to an industry leader like Firstrade Securities.”

Actimize AML Essentials, a cloud-based offering built upon a proven, industry-leading, end-to-end anti-money laundering platform, addresses the challenges of regional and community financial institutions, and emerging fintech companies. AML Essentials offers rapid deployment and reduces overhead to make compliance easier and at a lower total cost of ownership.

For additional information on NICE Actimize AML Essentials, please click here.
For a YouTube Video on NICE Actimize AML Essentials, please click here.

About Firstrade Securities
Firstrade is a leading online brokerage offering 100% commission-free trading on stocks, options, ETFs and mutual funds through its mobile app and web platform. It offers a full line of investment products and tools to help self-directed investors take control of their financial future. For the fifth year in a row, Firstrade was awarded 4.5 stars out of five for the website’s ease of use and received 4.5 stars for its commissions and fees by StockBrokers.com 2018 Online Broker Review. Member FINRA/SIPC since 1985. For more information, visit www.firstrade.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.